SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

ENDEAVOUR INTERNATIONAL CORPORATION
(Name of Issuer)
COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)
29259G 10 1
(CUSIP Number)
John N. Seitz
1000 Main Street, Suite 3300
Houston, Texas 77002
(713) 307-8740
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 1, 2006
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

John N. Seitz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF, 00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF		7,136,200 shares of Common Stock*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		7,136,200 shares of Common Stock

	10	SHARED DISPOSITIVE POWER WITH:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,136,200

shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

* Subject to a voting agreement described in Item 6.

ITEM 1. SECURITY AND ISSUER.
          This Schedule 13D relates to the Common Stock, par value $0.001 per share (“Common Stock”), of Endeavour International Corporation, a Nevada corporation (“Issuer”). The address of the principal executive office of the Issuer is 1000 Main Street, Suite 3300, Houston, Texas 77002.
ITEM 2. IDENTITY AND BACKGROUND.
          This Schedule 13D is being filed by and on behalf of John N. Seitz (the “Reporting Person”) who is a citizen of the United States of America. The business address of the Reporting Person is 1000 Main Street, Suite 3300, Houston, Texas 77002. The current principal occupation of the Reporting Person is a Director of the Issuer.
          During the last five years, the Reporting Person has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          On February 26, 2004, the Reporting Person acquired 5,093,750 shares of Common Stock(the “Merger Shares”) in exchange for all of his shares of NSNV, Inc., a Texas corporation (“NSNV”), pursuant to the terms of an Agreement and Plan of Merger (the “Merger Agreement”), among the Issuer (formerly known as Continental Southern Resources, Inc.), CSOR Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Issuer (“CSOR”) and NSNV. Under the Merger, NSNV merged with and into CSOR with CSOR being the surviving corporation (the “Merger”) and shares of common stock of NSNV were converted into shares of the Issuer on the basis of 125 shares of Common Stock of the Issuer for each share of NSNV common stock owned by each of the Reporting Persons. The other terms of the Merger are set forth in the Merger Agreement, a copy of which is attached hereto as Exhibit 2 to the Joint 13D Filing referred in Item 4 below (the “Joint 13D Filing”).
          In connection with the Merger, the Reporting Person also (i) received, for no additional consideration, 500,000 shares of restricted Common Stock of the Issuer as a material inducement to accept employment with the Issuer (the “Employment Inducement Shares”) and (ii) acquired, with personal funds, 500,000 shares of Common Stock at a purchase price of $2.00 per share pursuant to the Issuer’s private placement (the “Private Placement”) of an aggregate of 25,000,000 shares of Common Stock to institutional and accredited investors (the “Private Placement Shares), through Sanders Morris Harris Inc., as placement agent.

          Following the Merger, through the date of this Schedule 13D, the Reporting Person received various grants of Common Stock from the Issuer aggregating 630,225 shares (representing 130,225 shares received in lieu of cash compensation, and 500,000 shares received under the incentive plans of the Issuer). Certain of these shares are subject to vesting restrictions as referenced below. During this same period the Reporting Person also made various purchases of Common Stock aggregating 35,267 shares and made various sales of shares of Common Stock aggregating 37,709 shares of Common Stock. The foregoing transactions are reflected in the following table:

			Shares
			Granted/	Unvested
	Grant/Purchase		Purchased/	Shares @
Transaction Description	Sale Date	Vesting Date	Sold	9/30/06
Shares in Lieu of Cash Salary	1/3/2005	1/1/2006	59,000	N/A
2004 Incentive Plan	1/3/2005	1/3 each on 1/1/2006, 1/1/2007, 1/1/2008	250,000	166,667
Shares in Lieu of Cash Salary	1/3/2006	1/3/2007	71,225	71,225
2004 Incentive Plan	1/3/2006	1/3/2009	250,000	250,000
Sale of Stock for Taxes on 1/1/06 Vesting of Shares		N/A	(39,709)	N/A
Purchase of Shares	8/28/2006	N/A	35,267	N/A
ITEM 4. PURPOSE OF THE TRANSACTION.
          On March 8, 2004, William L. Transier and the Reporting Person, who were then each Co-Chief Executive Officers and Directors of Issuer filed a joint Schedule 13D (the “Joint 13D Filing) reflecting their acquisition of Common Stock pursuant to the Merger Agreement of Employment Inducement Shares and of Private Placement Shares, such Joint 13D filing being made in accordance with that certain Schedule 13D Joint Filing Agreement (which is attached as Exhibit 1 to the Joint 13D Filing). In September 2006, the Reporting Person withdrew from his position as an executive officer of the Issuer and William L. Transier became the sole Chief Executive of the Company. The Reporting Person continued to be a director of the Company. Accordingly, the Reporting Person and William L. Transier have elected to have separate schedule 13D’s on record with respect to their respective ownership in the Issuer. This Schedule 13D is intended to and shall (along with the separate 13D filed by William L. Transier on the same date) constitute an amendment to the Joint 13D Filing.
          The Joint 13D Filing related to the acquisition by Messrs. Transier and Seitz of the Merger Shares in connection with the Merger, the Employment Inducement Shares in connection with their employment with the Issuer and the Private Placement Shares in connection with the Private Placement. This Schedule 13D amends the Joint 13D Filing and accounts for additional shares received since the Merger by the Reporting Person in lieu of compensation, as inducement grants, or under incentive plans of the Issuer.
          (a) The Reporting Person currently intends to continuously review his equity interest in the Issuer. Depending on the Reporting Person’s individual evaluation of the Issuer’s business and prospects, and upon future developments, the Reporting Person may, from time to time, purchase additional securities of the Issuer, dispose of all or a portion of the securities held by the Reporting Person or cease buying and selling shares of the Issuer. Any such additional purchases of securities of the Issuer may be in the open market or by privately negotiated transactions or otherwise.
          (b) Not applicable
          (c) Not applicable
          (d) In his capacity as a director of the Issuer, the Reporting Person will likely have input on director and board activities relating to the Issuer.
          (e) Not applicable
          (f) Not applicable
          (g) In his capacity as a Director of the Issuer, the Reporting Person intends to evaluate and review the adequacy of the corporate organizational documents of the Issuer. Depending on the Reporting Person’s individual evaluation of the results of this review, the Reporting Person may, from time to time, propose changes to the Issuer’s organizational documents, subject to applicable stockholder approval.
          (h) Not applicable
          (i) Not applicable
          (j) Not applicable
          In his capacity as a director of the Issuer, the Reporting Person intends to continually review the Issuer’s business strategies, developments and opportunities. While the Reporting Person, except as referred to above, has no present plan or proposals regarding any (i) extraordinary corporate transaction, (ii) sale or transfer of a material amount of the assets of the Issuer or its subsidiaries, (iii) change in the present board of directors or management of the Issuer, (iv) change in the capitalization or dividend policy of the Issuer, or (v) other material change in the Issuer’s business or corporate structure, (collectively, “Issuer Significant Events”), depending on the Reporting Person’s individual evaluation of the Issuer’s ongoing business strategies, developments and opportunities, and upon other future developments and prospects, the Reporting Person may, from time to time, propose any of such Issuer Significant Events.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
          (a) The Reporting Person beneficially owns 7,136,200 shares of Common Stock, including 416,667 shares of Common Stock underlying stock options, which represent 5.6% of the outstanding Common Stock of the Issuer.
          (b) Subject to that certain Voting Agreement described in Item 6 below, the Reporting Person has sole power to vote or direct the vote of the 7,136,200 shares of Common Stock beneficially owned by such Reporting Person and sole power to dispose or direct the disposition of such shares.
          (c) No transactions have been effected during the past sixty days by the Reporting Persons except as disclosed in Item 3 and Item 4 herein.
          (d) Not applicable
          (e) Not applicable
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
              ISSUER.
          As discussed above, the Reporting Person acquired the Merger Shares pursuant to the Merger Agreement.
          Under the terms of a Subscription Agreement dated as of February 26, 2004 (the “Subscription Agreement”), the Reporting Person purchased the Private Placement Shares. The form of Subscription Agreement executed by the Reporting Person is attached as Exhibit 4 to the Joint 13D Filing, and is hereby incorporated herein by reference.
          Under the terms of two separate Restricted Stock Agreements executed by the Reporting Person dated as of February 26, 2004 (the “Restricted Stock Agreements”), the Reporting Person was granted an aggregate of 500,000 shares of Common Stock of the Issuer. The terms of this grant are set forth in the forms of Restricted Stock Agreement executed by the Reporting Person attached as Exhibits 5 and 6 to the Joint Schedule 13D Filing.
          Under the terms of separate Nonqualified Stock Option Agreements dated as of February 26, 2004 (the “Nonqualified Stock Option Agreement”), the Reporting Person was granted 250,000 options to purchase Common Stock of the Issuer at a purchase price of $2.00 per share under the Issuer’s 2004 Incentive Plan. The terms of the option grant are set forth in the form of the Non-qualified Stock Option Agreement executed by the Reporting Person attached as Exhibit 7 to the Joint Schedule 13D Filing.
          Under the terms of a Registration Rights Agreement dated as of February 26, 2004 the “Registration Rights Agreement”), the Reporting Person was granted certain registration rights with respect to his Private Placement Shares. The form of the Registration Rights Agreement executed for the benefit of the Reported Person is attached as Exhibit 8 to the Joint 13D Filing, and is hereby incorporated herein by reference.
          Under the terms of a Nonqualified Stock Option Agreement dated as of January 3, 2005, the Reporting Person was granted 100,000 options (vesting 1/3 each on 1/1/2006, 1/1/2007 and 1/1/2008) to purchase Common Stock of the Issuer at a purchase price of $4.20 per share under the Issuer’s 2004 Incentive Plan. Also on January 3, 2005, under the terms of two separate Restricted Stock Agreements, the Reporting Person was granted 59,000 shares of Common Stock in lieu of cash compensation and 250,000 shares of Common Stock pursuant to the Issuer’s 2004 Incentive Plan.
          Under the terms of a Nonqualified Stock Option Agreement dated as of January 3, 2006, the Reporting Person was granted 50,000 options (vesting 1/3/09) to purchase Common Stock of the Issuer at a purchase price of $3.51 per share under the Issuer’s 2004 Incentive Plan. Also on January 3, 2006, under the terms of two separate Restricted Stock Agreements, the Reporting Person was granted 71,225 shares of Common Stock in lieu of cash compensation and 250,000 shares of Common Stock pursuant to the Issuer’s 2004 Incentive Plan.
          On October 25, 2006, the Issuer issued 35,000,000 shares of its Common Stock pursuant to an underwritten offering as described in the Prospectus Supplement dated October 19, 2006 (the “October 2006 Offering”) which supplemented the Prospectus dated March 15, 2006. In connection with the October 2006 Offering, the Reporting Person entered into a Lock-up Agreement with the underwriters wherein the Reporting Person agreed, subject to certain exceptions, not to dispose of any of his shares of Common Stock for a period of 180 days.
          On November 1, 2006, the Issuer closed its acquisition of all of the outstanding shares of Talisman Expro Limited (the “Talisman Acquisition”). In connection with the Talisman Acquisition, the Issuer sold 125,000 shares of Series A Preferred Stock of the Issuer to certain investors. The subscription agreement pursuant to which the investors acquired the Series A Preferred Stock required that the Issuer seek the approval of its stockholders to issue shares of a new Series C Preferred Stock in exchange for all of the outstanding shares of the Series A Preferred Stock (the “Amex Approval Proposal”). The Series C Preferred Stock contains antidilution protection provisions which are not included in the Series A Preferred Stock. In connection with the issuance of the Series A Preferred Stock, the Reporting Person entered into that certain Voting Agreement and Irrevocable Proxy dated November 1, 2006 by and among the Reporting Person, William L. Transier, Bruce H. Stover, H. Don Teague, Lance Gilliland each being a stockholder of the Issuer and the Preferred Investors (the “Voting Agreement”) wherein the Reporting Person and other stockholders party to the Voting Agreement agreed that such stockholders, at any meeting of the stockholders of the Issuer, upon which a vote, consent or approval in respect of the Amex Approval Proposal is taken, shall vote their shares in favor of the Amex Approval Proposal. The stockholders retained the rights to vote or grant proxies to vote their shares on matters other than the Amex Approval Proposal. The Voting Agreement is attached hereto as Exhibit 1.
          In the Voting Agreement, the Reporting Person also agreed that through the third anniversary of the Full Restriction Termination Date (as defined below), the Reporting Person shall not, directly or indirectly sell, pledge, assign, transfer, encumber or otherwise dispose of (except by merger or consolidation of the Issuer), or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect assignment, transfer, encumbrance or other disposition of (except by merger or consolidation of the Issuer) any shares of Common Stock or Options, except as follows: (a) through the Full Restriction Termination Date, the Reporting Person may dispose of options in connection with the exercise thereof and may sell shares of Common Stock solely to the extent necessary to provide funds for payment of federal taxes to be incurred by the Reporting Person as the result of the exercise of options or vesting of unvested shares of Common Stock held by the Reporting Person, (b) after the Full Restriction Termination Date, the Reporting Person may pledge shares of Common Stock to secure bona fide borrowings by the Reporting Person (provided, that the Reporting Person retains the right to vote such pledged shares so long as such shares remain pledged and not foreclosed upon in connection with a default by the Reporting Person), (c) from the Full Restriction Termination Date through the first anniversary of the Full Restriction Termination Date, the Reporting Person may sell, transfer or otherwise dispose of (collectively, “Sell” with the words “Sale” and “Sold” having corollary meanings) shares of Common Stock, so long as us, after giving effect to any such sale, the total number of shares of Common Stock sold by the Reporting

Person after November 1, 2006 does not exceed 25% of the number of owned shares of the Reporting Person plus 25% of the acquired shares of the Reporting Person, (d) from the first anniversary of the Full Restriction Termination Date through the second anniversary of the Full Restriction Termination Date, the Reporting Person may sell shares of Common Stock, so long as, after giving effect to any such sale, the total number of shares of Common Stock sold by the Reporting Person after the date hereof does not exceed 50% of the number of owned shares of the Reporting Person plus 50% of the acquired shares of the Reporting Person (e) from the second anniversary of the Full Restriction Termination Date through the third anniversary of the Full Restriction Termination Date, the Reporting Person may sell shares of Common Stock, so long as, after giving effect to any such sale, the total number of shares of Common Stock sold by the Reporting Person after the date hereof does not exceed 75% of the number of owned shares of the Reporting Person plus 75% of the acquired shares of the Reporting Person. The “Full Restriction Termination Date” means the later of (a) November 1, 2007 and (b) the date on which the Issuer holds its second meeting of its stockholders (whether such meeting are annual or special meetings) at which the Amex Approval Proposal is presented to and voted on by the stockholders of the Issuer.
          If the AMEX Approval Proposal is approved by the stockholders of the Issuer, the Reporting Person will no longer be subject to any restrictions on the sale of such shares.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
1. Voting Agreement and Irrevocable Proxy dated November 1, 2006

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 28, 2006

/S/ JOHN N. SEITZ
JOHN N. SEITZ